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                            August 12, 2021

       Bryan Coy
       Executive Vice President and Chief Financial Officer
       Cannae Holdings, Inc.
       1701 Village Center Circle
       Las Vegas, Nevada 89134

                                                        Re: Cannae Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Response dated July
30, 2021
                                                            File No. 001-38300

       Dear Mr. Coy:

               We have reviewed your July 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 19, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors
       Risks Relating to the Company's Structure
       We may become subject to the Investment Company Act of 1940, page 11

   1. Based on your response to comment 1, we do not consider DNB, Optimal Blue, and
                                                        AmeriLife to be
majority-owned subsidiaries    of the company for purposes of the 40%
                                                        test. Therefore, please
provide additional analysis explaining why the company believes it is not an investment
company subject to regulation under the Investment Company Act of
                                                        1940. Such analysis
should discuss:

                                                              whether the
company can rely on Rule 3a-1 under the 1940 Act, including whether it
 Bryan Coy
Cannae Holdings, Inc.
August 12, 2021
Page 2
              is a special situation investment company per Rule 3a-1(b) and its history of a high
              percentage of the company   s income coming from investment
securities.
                whether the company   s externalized management structure and
its payments of
              carried interest to the manager based on profits upon liquidity events indicate that the company intends to acquire securities of portfolio companies in order to profit from dispositions of those securities, rather than to actively engage in the companies business activities.
                disclosures in the company   s 10-K that appear to support the
conclusion that the
              company acquires securities of portfolio companies in order to make a profit from
              selling them, e.g. references to the company   s    investments
in entities and securities
              where [the company sees] the potential to achieve above market
returns    and efforts
                 to achieve superior financial performance and maximize the
value of [its] assets   .

         In addition, please identify examples of other non-investment holding companies that utilize an externalized management structure and any examples that include a fee structure
         similar to the company   s management fee and profits interest
arrangement based on
         carried interest related to liquidity events.
       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameBryan Coy                                     Sincerely,
Comapany NameCannae Holdings, Inc.
                                                                Division of
Corporation Finance
August 12, 2021 Page 2                                          Office of Trade
& Services
FirstName LastName